Lavoro Limited

Unaudited Interim Condensed Consolidated Financial Statements

December 31, 2023

Content

Interim condensed consolidated statement of financial As of December 31, 2023 (In thousands of Brazilian reais - R$, except if otherwise indicated)

	Notes	December 31, 2023	June 30, 2023

Assets
Current assets
Cash equivalents	4	693,851	564,294
Trade receivables	5	4,291,676	2,667,057
Inventories	8	2,648,851	1,868,204
Taxes recoverable	9	59,451	57,001
Derivative financial instruments	7	28,908	40,410
Commodity forward contracts	10	73,264	114,861
Advances to suppliers		358,833	192,119
Other assets		51,625	32,701
Total current assets		8,206,459	5,536,646

Non-current assets
Restricted cash	19	144,384	139,202
Trade receivables	5	44,862	41,483
Other assets		5,420	8,390
Commodity forward contracts	10	20,622
Judicial deposits		9,007	8,820
Right-of-use assets	11	192,419	173,679
Taxes recoverable	9	363,187	282,903
Deferred tax assets	20	431,135	329,082
Investments		1,879	—
Property, plant and equipment	12	214,455	196,588
Intangible assets	13	979,769	807,192
Total non-current assets		2,407,139	1,987,339

Total assets		10,613,598	7,523,984
The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

Interim condensed consolidated statement of financial As of December 31, 2023 (In thousands of Brazilian reais - R$, except if otherwise indicated)

	Notes	December 31, 2023	June 30, 2023

Liabilities
Current liabilities
Trade payables	14	4,699,892	2,575,701
Trade payables – Supplier finance	14(c)	-	26,157
Lease liabilities	11	91,885	85,865
Borrowings	15	1,613,955	922,636
Obligations to FIAGRO quota holders		168,892	150,018
Payables for the acquisition of subsidiaries	17	248,471	221,509
Derivative financial instruments	7	54,354	44,008
Commodity forward contracts	10	121,295	207,067
Salaries and social charges		174,702	223,376
Taxes payable		61,103	37,105
Dividends payable		9,263	1,619
Warrant liabilities	19	36,613	36,446
Advances from customers	22	459,040	488,578
Other liabilities		54,140	34,388
Total current liabilities		7,793,605	5,054,473

Non-current liabilities
Trade payables	14	889	2,547
Lease liabilities	11	112,858	98,554
Borrowings	15	32,546	42,839
Agribusiness Receivables Certificates	16	403,153	—
Commodity forward contracts	10	410	—
Payables for the acquisition of subsidiaries	17	23,110	53,700
Provision for contingencies	21	12,938	8,845
Liability for FPA Shares	19	144,306	139,133
Other liabilities		521	223
Taxes payable		800	963
Deferred tax liabilities	20	18,189	12,351
Total non-current liabilities		749,720	359,155

Equity	24
Share Capital		591	591
Additional Paid-in Capital		2,108,209	2,134,339
Capital reserve		25,227	14,533
Other comprehensive loss		(11,460)	(28,634)
Accumulated losses		(342,258)	(260,710)
Equity attributable to shareholders of the Parent Company		1,780,309	1,860,119
Non-controlling interests		289,964	250,238

Interim condensed consolidated statement of financial As of December 31, 2023 (In thousands of Brazilian reais - R$, except if otherwise indicated)

Total equity	2,070,273	2,110,357

Total liabilities and equity	10,613,598	7,523,984
The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

Interim condensed consolidated statement of profit or loss (In thousands of Brazilian reais - R$, except if otherwise indicated)

	Notes	Three-month period ended December 31,		Six-month period ended December 31,
		2023	2022	2023	2022

Revenue	25	3,065,902	3,220,211	5,431,858	5,506,175
Cost of goods sold	26	(2,555,320)	(2,569,096)	(4,627,991)	(4,380,852)

Gross profit		510,582	651,115	803,867	1,125,323

Operating expenses
Sales, general and administrative expenses	26	(380,120)	(303,013)	(700,358)	(618,438)
Other operating (expenses) income, net		21,560	18,093	21,912	31,710
Share of profit of an associate		(786)		(1,753)	—

Operating profit		151,236	366,195	123,668	538,595

Finance Income (costs)
Finance income	27	111,399	71,064	197,298	159,883
Finance costs	27	(278,248)	(227,948)	(514,235)	(455,368)
Other financial income (costs)	27	(17,848)	(10,973)	3,288	(20,192)

Profit (loss) before income taxes		(33,461)	198,338	(189,981)	222,918

Income taxes
Current	20	(6,544)	(30,535)	31,949	(14,303)
Deferred	20	49,186	18,007	96,216	55,274

Profit (loss) for the period		9,181	185,810	(61,816)	263,889

Attributable to:
Net investment of the parent/ Equity holders of the parent		(15,011)	149,695	(81,548)	209,310
Non-controlling interests		24,192	36,115	19,732	54,579

Earnings (loss) per share

Interim condensed consolidated statement of profit or loss (In thousands of Brazilian reais - R$, except if otherwise indicated)

	Notes	Three-month period ended December 31,		Six-month period ended December 31,
		2023	2022	2023	2022
Basic, profit (loss) for the period attributable to net investment of the parent/ equity holders of the parent	24	(0.13)	1.32	(0.72)	1.84
Diluted, profit (loss) for the period attributable to net investment of the parent/ equity holders of the parent	24	(0.13)	1.29	(0.72)	1.82
The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

Interim consolidated statement of comprehensive income or loss (In thousands of Brazilian reais - R$, except if otherwise indicated)

	Three-month period ended December 31,		Six-month period ended December 31,
	2023	2022	2023	2022

Profit (loss) for the period	9,181	185,810	(61,816)	263,889
Items that may be reclassified to profit or loss in subsequent periods
Exchange differences on translation of foreign operations	3,146	(89,512)	17,340	(28,488)

Total comprehensive income (loss) for the period	12,327	96,298	(44,476)	235,401

Attributable to:
Net investment of the parent/ equity holders of the parent	(12,031)	61,190	(64,374)	181,829
Non-controlling interests	24,358	35,108	19,898	53,572
The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

Interim condensed consolidated statement of changes in equity For the six-month period ended December 31, 2023 and 2022 (In thousands of Brazilian reais - R$, except if otherwise indicated)

	Notes	Net investment of the Parent	Share Capital	Additional Paid-in Capital	Capital reserve	Accumulated losses	Other comprehensive loss	Total	Non-controlling interest	Total Equity/ Net Investment

At June 30, 2022		1,451,647	—	—	—	—	—	1,451,647	218,080	1,669,727

Capital contributions		1,871	—	—	—	—	—	1,871	—	1,871
Acquisition of non-controlling interests		(51,324)	—	—	—	—	—	(51,324)	(36,176)	(87,500)
Non-controlling dilution on capital contributions		(7,475)	—	—	—	—	—	(7,475)	7,475	—
Dividends paid		—	—	—	—	—	—		(3,485)	(3,485)
Acquisition of subsidiaries		8,809	—	—	—	—	—	8,809	9,707	18,516
Share-based payment		12,112	—	—	—	—	—	12,112	—	12,112
Profit for the period		209,310	—	—	—	—	—	209,310	54,579	263,889
Exchange differences on translation of foreign operations		(27,481)	—	—	—	—	—	(27,481)	(1,007)	(28,488)
At December 31, 2022		1,597,469	—	—	—	—	—	1,597,469	249,173	1,846,642

At June 30, 2023		—	591	2,134,339	14,533	(260,710)	(28,634)	1,860,119	250,238	2,110,357

Exchange differences on translation of foreign operations		—	—	—	—	—	17,174	17,174	166	17,340
Share-based payment	24	—	—	—	10,694	—	—	10,694	—	10,694
Acquisition of subsidiaries	18	—	—	—	—	—	—	—	2,118	2,118
Other		—	—	(26,130)	—	—	—	(26,130)	17,710	(8,420)
Loss for the period		—	—	—	—	(81,548)	—	(81,548)	19,732	(61,816)

At December 31, 2023		—	591	2,108,209	25,227	(342,258)	(11,460)	1,780,309	289,964	2,070,273
The accompanying notes are an integral part of the interim consolidated financial statements.

Interim condensed consolidated statement of cash flows For the six-month period ended December 31, 2023 (In thousands of Brazilian reais - R$, except if otherwise indicated)

	Notes	2023	2022
Operating activities:
Profit (loss) before income taxes		(189,980)	222,918
Adjustments to reconcile profit (loss) for the period to net cash flow:
Allowance for expected credit losses	26	76,212	17,838
Foreign exchange differences	27	(30,017)	7,705
Accrued interest expenses	27	158,715	163,972
Interest arising from revenue contracts	27	(161,270)	(139,450)
Accrued interest on trade payables	27	323,457	279,176
Loss (gain) on derivatives	27	6,947	7,513
Interest from tax benefits	27	(17,736)	(10,390)
Fair value on commodity forward contracts	27	19,783	4,974
Gain on changes in fair value of warrants	19	167	-
Amortization of intangibles	26	35,311	35,677
Amortization of right-of-use assets	26	39,247	24,170
Depreciation	26	9,708	8,240
Losses and damages of inventories	26	5,003	6,103
Provisions for contingencies		3,941	(2,073)
Share-based payment	24	10,694	12,112
Share of profit of an associate		1,753	-
Others		(3,162)	7,394

Changes in operating assets and liabilities:
Assets
Trade receivables		(1,690,556)	(1,759,501)
Inventories		(683,870)	(753,503)
Advances to suppliers		(159,378)	24,043
Derivative financial instruments		14,901	378
Taxes recoverable		(40,107)	(116,213)
Other receivables		(78,515)	20,514
Liabilities
Trade payables		2,113,050	1,420,984
Advances from customers		(34,312)	32,293
Salaries and social charges		(53,252)	2,350
Taxes payable		23,310	65,114
Other payables		48,065	(57,328)
Interest paid on borrowings and FIAGRO quota holders		(132,284)	(64,546)

Interim condensed consolidated statement of cash flows For the six-month period ended December 31, 2023 (In thousands of Brazilian reais - R$, except if otherwise indicated)

Interest paid on acquisitions of subsidiary		(6,328)	(3,127)
Interest paid on trade payables and lease liabilities		(459,601)	(248,435)
Interest received from revenue contracts		206,829	111,731
Income taxes paid/received		12,977	(28,422)

Net cash flows used in operating activities		(630,298)	(707,789)

Investing activities:
Acquisition of subsidiary, net of cash acquired		(187,723)	(110,919)
Additions to property, plant and equipment and intangible assets		(47,749)	(29,399)
Proceeds from the sale of property, plant and equipment		3,539	1,598
Net cash flows used in investing activities		(231,933)	(138,720)

Financing activities:
Proceeds from borrowings	15	1,702,374	1,105,864
Repayment of borrowings	15	(1,084,144)	(199,715)
Proceeds from Agribusiness Receivables Certificates, net of transaction cost	16	402,259	—
Payment of principal portion of lease liabilities	11	(37,952)	(22,977)
Proceeds from FIAGRO quota holders, net of transaction costs	16	137,496	143,082
Repayment of FIAGRO quota holders	16	(109,126)	—
Trade payables – Supplier finance	14(c)	(26,157)	14,753
Acquisition of non-controlling interests		—	(87,500)
Dividend payments (i)		(1,208)	—
Capital contributions		—	1,871

Net cash flows provided by financing activities		983,542	955,378

Net increase in cash equivalents		121,311	108,869
Net foreign exchange difference		8,246	-

Cash equivalents at beginning of the period		564,294	254,413

Cash equivalents at end of the period		693,851	363,282
(i) Dividend payments made to minority shareholders from acquired subsidiaries.

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
1.Background information
Lavoro Limited is a Cayman Island exempted company incorporated on August 22, 2022.
Lavoro Limited is a public company listed with the US Securities and Exchange Commission (“SEC”) and its shares are traded on Nasdaq Global Select Market under ticker symbol “LVRO”.
Lavoro Limited (“Lavoro” and collectively with its subsidiaries, the “Group”) is one of the main agricultural input distribution platforms in Latin America, with relevant agricultural input distribution operations in Brazil and Colombia, and an early stage agricultural input trading company in Uruguay. Also, as a result of a verticalization strategy, the Group produces agricultural biological and special fertilizers products through its own facilities. The Group offers farmers a complete portfolio of products and services with the goal of helping farmer customers succeed by providing multi-channel support.
As of December 31, 2023, the Group is controlled by investment funds managed by Patria Investments Limited (“Patria”), a global alternative asset manager with shares listed on NASDAQ.

Seasonality
Agribusiness is subject to seasonality throughout the year, especially due to the crop cycles that depend on specific weather conditions. Operations, especially in Brazil, have unique weather conditions compared to other countries producing agricultural commodities, making it possible to harvest two to three crops in the same area per year. Thus, considering that the activities of the Group’s customers are directly related to crop cycles, which are seasonal in nature, revenues and cash flows from sales may also be substantially seasonal.
The sale of our products is dependent upon planting and growing seasons, which vary from year to year, and are expected to result in both highly seasonal patterns and substantial fluctuations in quarterly sales and profitability. Demand for our products is typically stronger between October and December, with a second period of strong demand between January and March. The seasonality of agricultural inputs results in our sales volumes and net sales typically being the highest during the period between September to February and our working capital and total debt requirements typically being the highest just after the end of this period.

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
Relevant events
•Agribusiness Receivables Certificates (“CRA”).

On December 27, 2023, Lavoro Agro Holding S.A raised a total of R$420 million in debt through the issuance of Agribusiness Receivables Certificates ("CRA"). These certificates are divided into two series (“Series”) maturing in December 2027. Series I, amounting to R$68 million carries an interest rate of CDI plus 3% per annum and Series II, amounting to R$352 million, carries an interest rate of 14.2% per annum.

This new debt includes covenants related to the level of indebtedness of the subsidiary Lavoro Agro Holding S.A, requiring it to maintain a net debt to EBITDA ratio of not more than 2.5 x to be calculated as of June 30 of each year.

As of December 31, 2023 there was no evidence that the subsidiary will not be able to fully comply with the contractual terms.
2.Significant accounting policies
(a)Basis for preparation of the unaudited interim condensed consolidated financial statements

The unaudited interim condensed consolidated financial statements for the six-month period ended December 31, 2023 have been prepared in accordance with IAS 34 Interim Financial Reporting. The Group has prepared the financial statements on the basis that it will continue to operate as a going concern. The Directors consider that there are no material uncertainties that may cast significant doubt over this assumption. They have formed a judgement that there is a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future, and not less than 12 months from the end of the reporting period.
The unaudited interim condensed consolidated financial statements for the period ended of December 31, 2022, reflect the historical operating results of Lavoro Brazil, Crop Care and Lavoro Colombia on a combined basis prior to the corporate reorganizations as disclosed in the annual consolidated financial statements for the year ended June 30, 2023.
The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Group’s annual consolidated financial statements as of June 30, 2023.
These interim condensed consolidated financial statements as of December 31, 2023 and for the six-month period ended December 31, 2023 and 2022 were authorized for issuance by the Board of Directors on March 4, 2024.
(b)New standards, interpretations and amendments adopted by the Group

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
The accounting policies adopted in the preparation of the unaudited interim condensed consolidated financial statements are consistent with those used in the preparation of the Group’s annual consolidated financial statements for the year ended June 30, 2023. The Group has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

Certain amendments applicable for the first time in 2022 and 2023 do not have an impact on the interim consolidated financial statements of the Group.
(c)Basis of combination/consolidation procedures
All unrealized intra-group and intercompany balances, transactions, gains and losses relating to transactions between group companies were eliminated in full.
The interim condensed consolidated financial statements include the following subsidiaries of Lavoro Limited:

		Equity interest
Name	Core activities	Location	December 31, 2023	June 30, 2023
Corporate:
Lavoro Agro Limited	Holding	George Town – Cayman Island	100%	100%
Lavoro America Inc.	Holding	California - USA	100%	100%
Lavoro Merger Sub II Limited	Holding	George Town – Cayman Island	100%	100%
Lavoro Agro Cayman II	Holding	George Town – Cayman Island	100%	100%
Lavoro Latam SL	Holding	Madrid - Spain	100%	100%
Lavoro Uruguay S.A. (formerly Malinas SA)	Holding	Montevideu – Uruguay	100%	100%
Lavoro Brazil:
Lavoro Agro Holding S.A.	Holding	São Paulo – Brazil	100%	100%
Lavoro Agrocomercial S.A.	Distributor of agricultural inputs	Rondonópolis – Brazil	97.42%	97.42%
Agrocontato Comércio e Representações de Produtos Agropecuários S.A.	Distributor of agricultural inputs	Sinop – Brazil	97.42%	97.42%
PCO Comércio, Importação, Exportação e Agropecuária Ltda.	Distributor of agricultural inputs	Campo Verde – Brazil	97.42%	97.42%
Agrovenci Distribuidora de Insumos Agrícolas Ltda. (MS)	Distributor of agricultural inputs	Chapadão do Sul – Brazil	93.11%	93.11%
Produtiva Agronegócios Comércio e Representação Ltda.	Distributor of agricultural inputs	Paracatu – Brazil	87.40%	87.40%

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

Facirolli Comércio e Representação S.A. (Agrozap)	Distributor of agricultural inputs	Uberaba – Brazil	62.61%-	62.61%
Agrovenci Comércio, Importação, Exportação e Agropecuária Ltda.	Distributor of agricultural inputs	Campo Verde – Brazil	97.42%	97.42%
Central Agrícola Rural Distribuidora de Defensivos Ltda.	Distributor of agricultural inputs	Vilhena – Brazil	97.42%	97.42%
Distribuidora Pitangueiras de Produtos Agropecuários S.A.	Distributor of agricultural inputs	Ponta Grossa – Brazil	93.11%	93.11%
Produtec Comércio e Representações S.A.	Distributor of agricultural inputs	Cristalina – Brazil	87.40%	87.40%
Qualiciclo Agrícola S.A.	Distributor of agricultural inputs	Limeira – Brazil	66.75%	66.75%
Desempar Participações Ltda.	Distributor of agricultural inputs	Palmeira – Brazil	93.11%	93.11%
Denorpi Distribuidora de Insumos Agrícolas Ltda.	Distributor of agricultural inputs	Palmeira – Brazil	93.11%	93.11%
Deragro Distribuidora de Insumos Agrícolas Ltda.	Distributor of agricultural inputs	Palmeira – Brazil	93.11%	93.11%
Desempar Tecnologia Ltda.	Holding	Palmeira – Brazil	93.11%	93.11%
Futuragro Distribuidora de Insumos Agrícolas Ltda.	Distributor of agricultural inputs	Palmeira – Brazil	93.11%	93.11%
Plenafértil Distribuidora de Insumos Agrícolas Ltda.	Distributor of agricultural inputs	Palmeira – Brazil	93.11%	93.11%
Realce Distribuidora de Insumos Agrícolas Ltda.	Distributor of agricultural inputs	Palmeira – Brazil	93.11%	93.11%
Cultivar Agrícola Comércio, Importação e Exportação S.A.	Distributor of agricultural inputs	Chapadão do Sul – Brazil	93.11%	93.11%
Nova Geração Comércio e Produtos Agrícolas Ltda.	Distributor of agricultural inputs	Pinhalzinho – Brazil	66.75%	66.75%
Floema Soluções Nutricionais de Cultivos Ltda.	Distributor of agricultural inputs	Uberaba – Brazil	62.61%	62.61%
Casa Trevo Participações S.A.	Holding	Nova Prata – Brazil	79.14%	79.14%
Casa Trevo Comercial Agrícola Ltda.	Distributor of agricultural inputs	Nova Prata – Brazil	79.14%	79.14%
CATR Comercial AgrícolaLtda.	Distributor of agricultural inputs	Nova Prata – Brazil	79.14%	79.14%
Sollo Sul Insumos Agrícolas Ltda.	Distributor of agricultural inputs	Pato Branco – Brazil	93.11%	93.11%
Dissul Insumos Agrícolas Ltda.	Distributor of agricultural inputs	Pato Branco – Brazil	93.11%	93.11%
Referencia Agroinsumos Ltda(i)	Distributor of agricultural inputs	Dom Pedrito - Brazil	65.18%	—%
Lavoro Agro Fundo de Investimento nas Cadeias Produtivas Agroindustriais	FIAGRO	São Paulo – Brazil	5.00%	5.00%

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

CORAM - Comércio e Representações Agrícolas Ltda.(i)	Distributor of agricultural inputs	São Paulo – Brazil	66.75%	—%
Lavoro Colômbia:
Lavoro Colombia S.A.S.	Holding	Bogota – Colombia	94.90%	94.90%
Crop Care Colombia	Distributor of agricultural inputs	Bogota - Colombia	94.90%	94.90%
Agricultura y Servicios S.A.S.	Distributor of agricultural inputs	Ginebra - Colombia	94.90%	94.90%
Grupo Cenagro S.A.S.	Distributor of agricultural inputs	Yumbo – Colombia	94.90%	94.90%
Cenagral S.A.S.	Distributor of agricultural inputs	Yumbo – Colombia	94.90%	94.90%
Grupo Gral S.A.S.	Distributor of agricultural inputs	Bogota - Colombia	94.90%	94.90%
Agrointegral Andina S.A.S.	Distributor of agricultural inputs	Bogota – Colombia	94.90%	94.90%
Servigral Praderas S.A.S.	Distributor of agricultural inputs	Bogota – Colombia	94.90%	94.90%
Agroquímicos para la Agricultura Colombiana S.A.S.	Distributor of agricultural inputs	Bogota – Colombia	94.90%	94.90%
Provecampo S.A.S.	Distributor of agricultural inputs	Envigado – Colombia	94.90%	94.90%
Crop Care:
Crop Care Holding S.A.	Holding	São Paulo – Brazil	100.00%	100.00%
Perterra Insumos Agropecuários S.A.	Private label products	São Paulo – Brazil	100.00%	100.00%
Araci Administradora de Bens S.A.	Private label products	São Paulo – Brazil	100.00%	100.00%
Union Agro S.A.	Private label products	Pederneiras – Brazil	73.00%	73.00%
Agrobiológica Sustentabilidade S.A.	Private label products	São Paulo – Brazil	65.13%	65.13%
Agrobiológica Soluções Naturais Ltda.	Private label products	Leme – Brazil	65.13%	65.13%
Cromo Indústria Química LTDA.	Private label products	Estrela - Brasil	70.00%	70.00%
Perterra Trading S.A.	Private label products	Montevideu - Uruguay	100.00%	100.00%
(i)See note 18 of Acquisitions of subsidiaries.

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
Additionally, the interim condensed consolidated financial statements include the following non-consolidated affiliate company:

		Equity interest
Name	Core activities	Location	December 31, 2023	June 30, 2023
Gestão e Transformação Consultoria S.A.	Consulting	São Paulo – Brazil	40%	40%
(d)Statement of cash flows
In 2023, cash outflows related to acquisitions of non-controlling interests are classified under net cash flows provided by financing activities. In 2022, this amount was classified under net cash flows used in investing activities.
While the effect of the change in classification of that cash flows from investing to financing is not material, management has retrospectively revised those periods for comparison purposes.

The retrospective changes in the comparative period can be summarized as follows:

	Originally presented	Effects of Change in classification	After change in classification
Acquisition of subsidiary, net of cash acquired	(87,500)	87,500	—
Net cash flows used in investing activities	(226,220)	87,500	(138,720)
Acquisition of non-controlling interests	—	(87,500)	(87,500)
Net cash flows provided by financing activities	1,042,878	(87,500)	955,378

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
3.Segment information
(a)Reportable segments by management

The chief operating decision-maker of the Group (the “CODM”) is the board of directors wich is responsible for allocating resources among operating segments and assessing their performance and making strategic decisions.

The determination of the reportable segments is based on internal reports reviewed by the CODM, which include considerations in relation to risks and returns, organizational structure, etc. Certain expenses across segments are allocated based on reasonable allocation criteria, such as revenues or historical trends.
The Group’s reportable segments are the following:
•Brazil Cluster: comprising companies located in Brazil that sell agricultural inputs;
•LATAM Cluster: comprising companies located in Colombia that sell agricultural inputs;
•Crop Care Cluster: comprising companies that produce and import their own portfolio of proprietary products including off-patent crop protection and specialty products (e.g., biologicals and specialty fertilizers).

The CODM used information on a pro forma basis, incorporating the impact of the acquisitions completed during the year. Starting from March 31, 2023, the CODM began using historical segment financial information. Segment information for the prior period has been recast for comparative purposes.

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
(b)Financial information by segment
Segment assets and liabilities as of December 31, 2023:

Description	Brazil	LATAM	Crop Care	Total reportable segments	Corporate (i)	Eliminations between segments (ii)	Consolidated
Certain assets
Cash equivalents	600,342	16,204	56,794	673,340	20,511	-	693,851
Trade receivables	3,618,413	355,369	637,892	4,611,674	-	(275,136)	4,336,538
Inventories	2,337,110	227,899	149,375	2,714,384	-	(65,533)	2,648,851
Advances to suppliers	349,335	1,699	9,999	361,033	-	(2,200)	358,833

Total assets	9,039,122	734,424	1,076,671	10,850,217	1,962,243	(2,198,862)	10,613,598

Certain liabilities
Trade payables	4,434,768	296,609	243,721	4,975,098	819	(275,136)	4,700,781
Borrowings	1,372,027	91,537	182,937	1,646,501	-	-	1,646,501
Advances from customers	455,490	716	5,034	461,240	-	(2,200)	459,040

Total liabilities and equity	9,039,122	734,424	1,076,671	10,850,217	1,962,243	(2,198,862)	10,613,598
(i)Corporate items refer to balances and expenses with certain corporate demands not directly related to any operating segment.
(ii)Transactions between the Crop Care segment and the Brazil segment.

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
Statement of profit or loss data for the six-month period ended December 31, 2023:

Description	Brazil	LATAM	Crop Care	Total reportable segments	Corporate (i)	Eliminations between segments (ii)	Consolidated
Revenue	4,637,824	600,503	535,804	5,774,131	-	(342,273)	5,431,858
Cost of goods sold	(4,098,319)	(506,581)	(332,538)	(4,937,438)	-	309,447	(4,627,991)
Sales, general and administrative expenses (iii)	(519,439)	(60,057)	(113,807)	(693,303)	(7,055)	-	(700,358)
Share of profit of an associate	(4,290)	-	1,911	(2,379)	(49,182)	49,808	(1,753)
Other operating income, net	39,786	(1,057)	3,604	42,333	(20,421)	-	21,912
Financial (costs) income	(285,594)	(9,820)	(23,164)	(318,578)	4,929	-	(313,649)
Income taxes	130,439	(8,929)	(4,506)	117,004	-	11,161	128,165

Profit (loss) for the period	(99,593)	14,059	67,304	(18,230)	(71,729)	28,143	(61,816)

Depreciation and amortization	(66,157)	(5,564)	(13,275)	(84,996)	-	-	(84,996)
(i)Corporate items refer to balances and expenses with certain corporate demands not directly related to any operating segment.
(ii)Sales between the Crop Care segment and the Brazil segment.
(iii)Sales, general and administrative expenses and Cost of goods sold includes depreciation and amortization.

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

Statement of profit or loss data for the three-month period ended December 31, 2023:

Description	Brazil	LATAM	Crop Care	Total reportable segments	Corporate (i)	Eliminations between segments (ii)	Consolidated
Revenue	2,619,906	276,342	360,759	3,257,007	-	(191,105)	3,065,902
Cost of goods sold	(2,256,746)	(227,095)	(233,359)	(2,717,200)	-	161,880	(2,555,320)
Sales, general and administrative expenses(iii)	(288,802)	(28,966)	(57,600)	(375,368)	(4,752)	-	(380,120)
Share of profit of an associate	(2,831)	-	1,419	(1,412)	8,209	(7,583)	(786)
Other operating income (expenses), net	22,133	90	2,085	24,308	(2,748)	-	21,560
Financial (costs) income	(163,745)	(4,444)	(10,607)	(178,796)	(5,901)	-	(184,697)
Income taxes	44,481	(6,678)	(5,098)	32,705	-	9,937	42,642

Profit (loss) for the period	(25,604)	9,249	57,599	41,244	(5,192)	(26,871)	9,181

Depreciation and amortization	(24,587)	(2,754)	(7,431)	(34,772)	-	-	(34,772)
(i)Corporate items refer to balances and expenses with certain corporate demands not directly related to any operating segment.
(ii)Sales between the Crop Care segment and the Brazil segment.
(iii)Sales, general and administrative expenses include depreciation and amortization.

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
Segment assets and liabilities as of June 30, 2023:

Description	Brazil	LATAM	Crop Care	Total reportable segments	Corporate (i)	Eliminations between segments (ii)	Consolidated
Certain assets
Cash equivalents	207,744	22,003	95,585	325,332	238,962	-	564,294
Trade receivables	2,194,853	343,745	242,391	2,780,989	-	(72,449)	2,708,540
Inventories	1,547,384	202,239	151,289	1,900,912	-	(32,708)	1,868,204
Advances to suppliers	176,831	2,266	13,088	192,185	-	(66)	192,119

Total assets	5,926,380	683,894	680,294	7,290,568	449,779	(216,363)	7,523,984

Certain liabilities
Trade payables	2,304,043	309,828	46,506	2,660,377	455	(56,427)	2,604,405
Borrowings	824,868	71,562	69,045	965,475	-	-	965,475
Advances from customers	478,313	7,020	3,245	488,578	-	-	488,578

Total liabilities and equity	5,926,380	683,894	680,294	7,290,568	449,779	(216,361)	7,523,984
(i)Corporate items refer to balances and expenses with certain corporate demands not directly related to any operating segment.
(ii)Transactions between the Crop Care segment and the Brazil Segment.

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
Statement of profit or loss data for the six-month period ended December 31, 2022:

Description	Brazil	LATAM	Crop Care	Total reportable segments	Eliminations between segments (i)	Combined
Revenue	4,637,837	649,616	491,508	5,778,961	(272,786)	5,506,175
Cost of goods sold	(3,750,225)	(539,133)	(292,040)	(4,581,398)	200,546	(4,380,852)
Sales, general and administrative expenses (ii)	(496,635)	(54,557)	(67,246)	(618,438)	-	(618,438)
Other operating income, net	35,119	(3,065)	(344)	31,710	-	31,710
Financial (costs) income	(297,586)	(7,360)	(10,731)	(315,677)	-	(315,677)
Income taxes	63,814	(16,419)	(30,985)	16,410	24,561	40,971

Profit for the period	192,324	29,082	90,162	311,568	(47,679)	263,889

Depreciation and amortization	(69,568)	(5,800)	(6,276)	(81,644)		(81,644)
(i)Sales between the Crop Care segment and the Brazil segment.
(ii)Sales, general and administrative expenses include depreciation and amortization.

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
Statement of profit or loss data for the three-month period ended December 31, 2022:

Description	Brazil	LATAM	Crop Care	Total reportable segments	Eliminations between segments (i)	Consolidated
Revenue	2,762,984	300,252	303,546	3,366,782	(146,571)	3,220,211
Cost of goods sold	(2,237,897)	(239,728)	(191,503)	(2,669,128)	100,032	(2,569,096)
Sales, general and administrative expenses(ii)	(244,637)	(26,486)	(31,890)	(303,013)	-	(303,013)
Other operating income (expenses), net	25,278	(661)	(6,524)	18,093	-	18,093
Financial (costs) income	(159,234)	(4,426)	(4,197)	(167,857)	-	(167,857)
Income taxes	(711)	(9,821)	(17,819)	(28,351)	15,823	(12,528)

Profit (loss) for the period	145,783	19,130	51,613	216,526	(30,716)	185,810

Depreciation and amortization	(31,116)	(2,183)	(3,804)	(37,103)		(37,103)
(i)Sales between the Crop Care segment and the Brazil segment.
(ii)Sales, general and administrative expenses include depreciation and amortization.
Revenues from external customers for each product and service are disclosed in Note 25. Further breakdown in relation to products and services provided by the Group is not available and such information cannot be produced without unreasonable effort.

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
4.Cash equivalents

	Annual yield	December, 31 2023	June, 30 2023

Cash equivalents (R$)	75% CDI (i)	657,136	304,292
Cash equivalents (COP)	13.17% DTF(ii)	16,204	22,003
Cash equivalents (US$)	3.84% a year(iii)	20,511	237,999

Total cash equivalents		693,851	564,294
(i)Represents the Brazilian interbank deposit rate, which is an average of the overnight interbank rates in Brazil (the "CDI").
(ii)Colombian investment rate, which is an average of interbank and corporate finance ("DTF").
(iii)Average annualized yield obtained in the last year from overseas bank accounts.
5.Trade receivables

	December, 31 2023	June, 30 2023

Trade receivables (Brazil)	4,206,956	2,525,845
Trade receivables (Colombia)	385,282	370,767
(-) Allowance for expected credit losses	(255,700)	(188,072)

Total	4,336,538	2,708,540

Current	4,291,676	2,667,057
Non-current	44,862	41,483
The average effective interest rate used to discount trade receivables for the three and six-month period ended December 31, 2023 was 0.96% per month (0.96% as of June 30, 2023). The Group does not have any customer that represents more than 10% of its trade receivables or revenues.
As of December 31, 2023, the Group also transferred trade receivables to the FIAGRO (Agro-industrial Supply Chain Investment Fund), a structured entity, as defined by IFRS 10, established under Brazilian law designed specifically for investing in agribusiness credit rights receivables, in the amount of R$186,745 (R$167,278 in June 30, 2023).
As the Group has retained the risks and rewards of ownership, these amounts were not derecognized from trade receivables. Consequently, the liability resulting from these operations is recorded as obligations to FIAGRO quota holders.

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
Allowance for expected credit losses:

	December, 31 2023	December, 31 2022

Opening balance	(188,072)	(151,114)
Increase in allowance	(76,212)	(17,838)
Allowance for credit losses from acquisitions	(15,314)	(761)
Trade receivables write-off	25,677	1,497
Exchange rate translation adjustment	(1,779)	2,163

Ending balance (i)	(255,700)	(166,053)
(i)The credit risk of the Group is described in note 7.b.
The aging analysis of trade receivables is as follow:

	December, 31 2023	June, 30 2023

Not past due	3,813,596	2,089,543

Overdue
1 to 60 days	155,296	169,556
61 to 180 days	200,517	359,958
181 to 365 days	223,691	90,734
Over 365 days	199,138	186,821
Allowance for expected credit losses	(255,700)	(188,072)

	4,336,538	2,708,540

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
6.Financial instruments
The Group’s financial instruments were classified according to the following categories:

	December, 31 2023
	Amortized cost	Fair value through profit or loss
Assets:
Trade receivables	4,336,538
Commodity forward contracts		73,264
Derivative financial instruments		28,908
Restricted cash	144,384

Total	4,480,922	102,172

Liabilities:
Trade payables	4,700,781
Lease liabilities	204,743
Borrowings	1,646,501
Agribusiness Receivables Certificates	403,153
Obligations to FIAGRO quota holders	168,892
Payables for the acquisition of subsidiaries	271,581
Derivative financial instruments		54,354
Salaries and social charges	174,702
Commodity forward contracts		121,295
Dividends payable	9,263
Warrant liabilities		36,613
Liability for FPA Shares	144,306

Total	7,723,922	212,262

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

	June, 30 2023
	Amortized cost	Fair value through profit or loss
Assets:
Trade receivables	2,708,540	-
Commodity forward contracts	-	114,861
Derivative financial instruments	-	40,410
Restricted cash	139,202	-

Total	2,847,742	155,271

Liabilities:
Trade payables	2,578,248	-
Lease liabilities	184,419	-
Borrowings	965,475	-
Obligations to FIAGRO quota holders	150,018	-
Payables for the acquisition of subsidiaries	275,209	-
Derivative financial instruments	-	44,008
Salaries and social charges	223,376	-
Commodity forward contracts	-	207,067
Dividends payable	1,619	-
Warrant liabilities	-	36,446
Liability for FPA Shares	139,133	-

Total	4,517,497	287,521
The Group considers that assets and liabilities measured at amortized cost, have a carrying value approximate to their fair value and, therefore, information on their fair values is not presented.
(a)Hierarchy of fair value
The Group uses various methods to measure and determine fair value (including market approaches and income or cost approaches) and to estimate the value that market participants would use to price the asset or liability. Financial assets and liabilities carried at fair value are classified and disclosed within the following fair value hierarchy levels:
Level 1 - Quoted prices (unadjusted) in active, liquid and visible markets, for identical assets and liabilities that are readily available at the measurement date;

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
Level 2 - Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable; and
Level 3 – Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.
For assets and liabilities that are recognized in the financial statements at fair value on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.
All financial instruments accounted for at fair value are classified as level 2, except for the Warrant liability which is classified as level 1. On December 31, 2023 and June 30, 2023, there were no changes in the fair value methodology of the financial instruments and, therefore, there were no transfers between levels.
7.Financial and capital risk management
(a)Considerations on risk factors that may affect the business of the Group
The Group is exposed to several market risk factors that might impact its business. The Group’s board of directors is responsible for monitoring these risk factors, as well as establishing policies and procedures to address them. The Group’s risk management structure considers the size and complexity of its activities, which allows for a better understanding of how such risks could impact Group’s strategy through committees and other internal meetings.
Currently, the Group is focused on action plans relating to risks that could have a significant impact on its strategic goals, including those required by applicable regulations. To efficiently manage and mitigate these risks, its risk management structure conducts risk identification and assessments to prioritize the risks that are key to pursuing potential opportunities that may prevent value from being created or that may compromise existing value, with the possibility of impacting its results, capital, liquidity, customer relationships and/or reputation.
The Group’s risk management strategies were developed to mitigate and/or reduce the financial market risks which it is exposed to, which are as follows:
•credit risk
•liquidity risk
•capital risk
•interest rate risk
•exchange rate risk
•commodity price risk in barter transactions

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
(b)Credit risk
Credit risk is the risk of financial losses if a customer or a counterparty to a financial instrument fails to fulfill its contractual obligations, which arise mainly from the Group’s trade receivables. The Group maintains short-term investments and derivatives with financial institutions approved by its management according to objective criteria for diversification of such risk.
The Group seeks to mitigate its credit risk related to trade receivables by setting forth credit limits for each counterparty based on the analysis of its credit management process. Such credit exposure determination is performed considering the qualitative and quantitative information of each counterparty. The Group also focuses on the diversification of its portfolio and monitors different solvency and liquidity indicators of its counterparties. In addition, primarily for receivables in installments, the Group monitors the balance of allowances for expected credit losses (see Note 5).
The main strategies on credit risks management are listed below:
•creating credit approval policies and procedures for new and existing customers.
•extending credit to qualified customers through a review of credit agency reports, financial statements and/or credit references, when available.
•reviewing existing customer accounts every twelve months based on the credit limit amounts.
•evaluating customer and regional risks.
•obtaining guarantees through the endorsement of rural producer notes (“CPR”), which give physical ownership of the relevant agricultural goods in the event of the customer’s default.
•establishing credit approval for suppliers in case of payments in advance.
•setting up provisions using the lifetime expected credit loss method considering all possible default events over the expected life of a financial instrument, Receivables are categorized based on the number of overdue days and/or a customer’s credit risk profile, Estimated losses on receivables are based on known troubled accounts and historical losses, Receivables are considered to be in default and are written off against the allowance for credit losses when it is probable that all remaining contractual payments due will not be collected in accordance with the terms of the agreement.
•requiring minimum acceptable counterparty credit ratings from financial counterparties.
•setting limits for counterparties or credit exposure; and
•developing relationships with investment-grade counterparties.
The current credit policy sets forth credit limits for customers based on credit score analysis made by the Group’s credit management area. Such score is determined

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
considering the qualitative and quantitative information related to each customer, resulting in a rating classification and a level of requirement of guarantees as follows:

			% Of guarantees required on sales
Credit rating	% Customers	Risk classification	Medium-sized farmers (i)	Other
AA & A	23%	Very small	80-90%	0%
B	49%	Medium	100%	30%
C & D	16%	High	100%	60%
Simplified	12%	Small farmers	N/A	N/A
(i)Medium-sized farmers ranging between 100 and 10,000 hectares in planted acreage that are typically not serviced directly by agricultural input producers,
For Colombia there is a similar credit scoring process, however, guarantees are not required based on credit ratings but instead based on qualitative factors such as relationships and past experiences with customers.
Maximum exposure to credit risk as of December 31, 2023 and June 30, 2023:

	December 31, 2023	June 30, 2023

Trade receivables (current and non-current)	4,336,538	2,708,539
Advances to suppliers	358,833	192,119

	4,695,371	2,900,658
(c)Liquidity risk
The Group defines liquidity risk as the risk of financial losses if it is unable to comply with its payment obligations in connection with financial liabilities settled in cash or other financial assets in a timely manner as they become due. The Group’s approach to managing this risk is to ensure that it has sufficient cash available to settle its obligations without incurring losses or affecting the operations. Management is ultimately responsible for managing liquidity risk, which relies on a liquidity risk management model to manage funding requirements and liquidity in the short, medium and long term.
The Group’s cash position is monitored by its senior management, through management reports and periodic performance meetings. The Group also manages its liquidity risk by maintaining reserves, bank credit facilities and other borrowing facilities deemed appropriate, through ongoing monitoring of forecast and actual cash flows, as well as through the combination of maturity profiles of financial assets and liabilities.

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
The following maturity analysis of the Group’s financial liabilities and gross settled derivative financial instruments contracts (for which the cash flows are settled simultaneously) is based on expected undiscounted contractual cash flows from the year end date to the contractual maturity date:

	December, 31 2023
	Up to 1 year	From 1 to 5 years	Total

Trade payables	4,981,357	889	4,982,246
Lease liabilities	97,742	120,053	217,795
Borrowings	1,716,844	34,621	1,751,465
Obligations to FIAGRO quota holders	179,659	-	179,659
Agribusiness Receivables Certificates	—	428,854	428,854
Payables for the acquisition of subsidiaries	250,484	23,297	273,781
Commodity forward contracts	122,277	413	122,690
Derivative financial instruments	54,794	-	54,794
Salaries and social charges	176,117	-	176,117
Dividends payable	9,338	-	9,338
Warrant liabilities	36,613	-	36,613
Liability for FPA Shares	-	145,475	145,475

	7,625,225	753,602	8,378,827

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

	June, 30 2023
	Up to 1 year	From 1 to 5 years	Total

Trade payables	2,765,354	2,547	2,767,901
Lease liabilities	91,419	111,304	202,723
Borrowings	982,318	48,382	1,030,700
Obligations to FIAGRO quota holders	159,722	-	159,722
Payables for the acquisition of subsidiaries	224,689	55,242	279,931
Commodity forward contracts	210,040	-	210,040
Derivative financial instruments	44,639	-	44,639
Salaries and social charges	226,583	-	226,583
Dividends payable	1,642	-	1,642
Warrant liabilities	36,446	-	36,446
Liability for FPA Shares	-	139,133	139,133

	4,742,852	356,608	5,099,460
(d)Capital risk
The Group manages its capital risk through its leverage policy to ensure its ability to continue as a going concern and to maximize the return of its stakeholders by optimizing its balances of debt and equity.
The Group's strategy is to maintain the total Group net debt up to 2 times the projected adjusted EBITDA for twelve months to be ended on June 30, 2024.
(i)Interest rate risk
Fluctuations in interest rates, such as the Brazilian interbank deposit rate, which is an average of interbank overnight rates in Brazil, and Colombian investment rate, which is an average of interbank and financial corporation loans, may have an effect on the cost of the Group’s borrowings and new borrowings.
The Group periodically monitors the effects of market changes in interest rates on its financial instruments portfolio. Funds raised by the Group are used to finance working capital for each crop season and are typically raised at short term conditions.
As of December 31, 2023 and June 30, 2023, the Group had no derivative financial instruments used to mitigate interest rate risks.

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
(i)Sensitivity analysis – exposure to interest rates
To mitigate its exposure to interest rate risk, the Group uses different scenarios to evaluate the sensitivity of variations transactions impacted by the CDI Rate and IBR Rate. The Scenario 1 represents the impact on booked amounts considering the most current (February 2024) CDI Rate and IBR Rate and reflects management’s best estimates. The Scenario 2 and Scenario 3 consider an increase of 25% and 50% in such market interest rates, before taxes, which represents a significant change in the probable scenario for sensitivity purposes.
The following table sets forth the potential impacts on the statements of profit or loss:

	December, 31 2023
		Expense on profit or loss
	Current Index	Scenario 1	Scenario 2	Scenario 3

Floating rate borrowings in Brazil	CDI Rate (11,15%)	269,608	312,953	356,297
Floating rate borrowings in Colombia	IBR Rate (12,72%)	15,814	18,726	21,638

		285,422	331,679	377,935
(ii)Exchange rate risk
The Group is exposed to foreign exchange risk arising from its operations related to agricultural inputs, mainly related to the U.S. dollar, which significantly impacts global prices of agricultural inputs in general. Although all purchases and sales are conducted locally, certain purchase and sales contracts are indexed to the U.S. dollar.
The Group’s current commercial department seeks to reduce this exposure. Its marketing department is responsible for managing pricing tables and commercial strategies to seek a natural hedge between purchases and sales and to match currency and terms to the greatest extent possible.
The Group’s corporate treasury department is responsible for monitoring the forecasted cash flow exposure to the U.S. dollar, and whenever any mismatches as to terms and currencies are identified, non-deliverable forwards derivative financial instruments are purchased to offset these exposures, and therefore fulfill internal policy requirements. U.S. dollar exposure is managed by macro hedging through the analysis of the forecasted cash flow for the next two harvests. The Group may not have any leveraged derivative position.
The Group’s exchange rate exposure monitoring committee meets periodically across the commercial, treasury and corporate business departments. There are also

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
committees on purchase valuation and business intelligence for the main goods traded by the Group.
The Group does not adopt hedge accounting. Therefore, gains and losses from derivative operations are fully recognized in the statements of profit or loss, as disclosed in Note 27.
(i)Sensitivity analysis – exposure to exchange rates
To gauge its exposure to exchange rate risk, the Group uses different scenarios to evaluate its asset and liability positions in foreign currency and their potential effects on its results.
The Scenario 1 below represents the impact on carrying amounts of the most current (February 2024) market rates for the U.S. dollar (R$4.9761 to US$1.00). This analysis assumes that all other variables, particularly interest rates, remain constant. The Scenario 2 e Scenario 3 consider the appreciation of the Brazilian real against the US dollar at the rates of 25% and 50%, before taxes, which represents a significant change in the probable scenario for sensitivity purposes.
The following table set forth the potential impacts on the statements of profit or loss:

	December 31, 2023
		Effect on profit or loss
	Current Index	Scenario 1	Scenario 2	Scenario 3

Cash equivalents in U.S. Dollars	4,9761	571	5,842	11,112
Trade receivables in U.S. Dollars	4,9761	9,868	100,932	191,996
Trade payables in U.S. Dollars	4,9761	(12,096)	(123,723)	(235,351)
Borrowings in U.S. Dollars	4,9761	(13,170)	(134,715)	(256,260)

Net impacts on commercial operations		(14,827)	(151,664)	(288,503)

Derivative financial instruments	4,9761	15,187	155,340	295,493

Total impact, net of derivatives		360	3,676	6,990
(iii)Commodity prices risk in barter transactions
In all barter transactions mentioned in Note 10, the Group uses future commodity market price as the reference to value the quantities of commodities included in the forward contracts to be delivered by the customers as payment for the Group’s

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
products into currency. The Group uses prices quoted by commodity trading companies to value the grain purchase contracts from farmers, Lavoro enters into grain sale contracts with trading companies or forward derivatives with financial institutions to sell those same grains, at the same price of the purchased contracts with farmers. As such, the Group strategy to manage its exposure to those commodity prices by entering into the purchase and sale contracts at similar conditions.
These transactions are conducted by a corporate department which manages and controls such contracts as well as the compliance of Group’s policies.
(i)Sensitivity analysis – exposure to commodity price
To gauge its exposure to commodity price risk, the Group uses different scenarios to evaluate its asset and liability positions on commodity forward contracts in soybean and corn and their potential effects on its results.
The “current risk” scenario below represents the impact on carrying amounts as of December 31, 2023, with assumptions described in Note 10. The other scenarios consider the appreciation of main assumptions at the rates of 25% and 50%, before taxes, which represents a significant change in the probable scenario for sensitivity purposes.
As of December 31, 2023:

	Tons	Position	Current Risk	Average of contract prices	Current Market (R$/bag)	+25% current		+50% current

Position						Market	Impact	Market	Impact

Soybean 2024	534,316	Purchased	(62,283)	126	119	149	(15,571)	179	(31,142)
Soybean 2024	(348,108)	Sold	8,258	135	134	167	2,064	201	4,129
Corn 2024	135,505	Purchased	19,159	46	56	70	4,790	84	9,579
Corn 2024	(62,914)	Sold	(13,111)	41	55	69	(3,278)	82	(6,555)
Soybean 2025	145,416	Purchased	20,212	102	112	139	5,053	167	10,106
Net exposure on grain contracts	404,215	Net purchased	(27,765)				(6,942)		(13,883)

Soybean 2024	(102,211)	Sold on derivatives	24,499	156	141	176	6,125	212	12,249
Corn 2024	(131,313)	Sold on derivatives	571	72	72	90	143	108	285
Soybean 2025	(145,236)	Sold on derivatives	(23,000)	131	141	176	(5,750)	211	(11,500)
Net exposure on derivatives	(378,760)		2,070				518		1,034

Net exposure (i)	25,455		(25,695)				(6,424)		(12,849)

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
(iv)Derivative financial investments
The Group is exposed to market risks mainly related to fluctuations in exchange rates and commodity prices. The Group maintains operations with financial instruments of protection to mitigate exposure to these risks. The Group has been implementing and improving the internal controls to identify and measure the effects of transactions with trading companies and with financial institutions, so that such transactions are captured, recognized and disclosed in the consolidated financial statements. The Group does not carry out investments of a nature speculative in derivatives or any other risk assets. Trading derivatives are classified as current assets or liabilities.

	December 31, 2023	June 30, 2023

Options (put/call of commodities)	551	(513)
Forwards (R$/US$) (i)	2,110	8,837
Swap (R$/US$)	(28,107)	(11,922)

Derivative financial instruments, net	(25,446)	(3,598)
(i) See Note 7 (d) that describes the exposure to commodity prices and volume.
8.Inventories
(a)Inventories composition

	December 31, 2023	June 30, 2023

Goods for resale	2,674,642	1,885,941
(-) Allowance for inventory losses	(25,790)	(17,737)

Total	2,648,852	1,868,204

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
(b)Allowance for inventory losses

	December 31, 2023	December 31, 2022
Opening balance	(17,737)	(10,186)
Increase in allowance	(5,003)	(3,884)
Allowance for inventory losses from acquisitions	(2,820)	—
Exchange rate translation adjustment	(230)	356

Ending balance	(25,790)	(13,714)
9.Taxes recoverable

	December 31, 2023	June 30, 2023

State VAT (“ICMS”) (i)	80,056	78,805
Brazilian federal contributions (ii)	307,024	239,815
Colombian federal contributions	35,558	21,284

Total	422,638	339,904

Current	59,451	57,001
Non-current	363,187	282,903
(i)Refers to the Brazilian value-added tax on sales and services, The Group’s ICMS relates mainly to the purchase of inputs and the Group has the benefit of a reduced ICMS tax rate.
(ii)Includes: a) credits arising from the Brazilian government’s taxes charged for the social integration program (PIS) and the social security program (COFINS), and Brazilian corporate income tax and social contributions, These credits, which are recognized as current assets, will be used by the Group to offset other Federal taxes; b) withholding and overpaid taxes which can be used to settle overdue or future payable federal taxes; c) withholding income tax on cash equivalents which can be used to offset taxes owed at the end of the calendar year, in case of taxable profit, or are carried forward in case of tax loss; and
Income tax Benefits arising from ICMS deduction
During 2022/2023 the Group obtained the benefit of deducting the ICMS benefit explained in item (i) in the income tax calculation. This was applied for the current year tax calculation and for the prior years and generated an income tax credit recorded in the period ended December 31, 2023 in the amount of R$68,861 recorded under “Brazilian federal contributions”.
In accordance with Article 30 of Law No, 12,973/2014, the amount of ICMS benefits must be allocated to the fiscal incentive reserve category when there is sufficient

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
profit in each subsidiary. Additionally, under the same law, these tax benefits must be included in the calculation base for Corporate Income Tax (IRPJ) and Social Contribution on Net Profits (CSLL) when dividends are distributed or capital is refunded to the shareholders of the subsidiaries.
As of December 31, 2023, the amount of fiscal incentive reserve in the subsidiaries is R$318,976 and the balance of the fiscal benefit not yet allocated due to insufficient profits for this allocation stands at R$913,501. The Group has no intention to make our subsidiaries distribute the incentive amounts to the parent. In the event of dividend distribution taxation will apply, as per the provisions of tax laws.
10.Commodity forward contracts – Barter transactions
As of December 31, 2023, fair value of commodity forward contracts is as follows:

	December 31, 2023	June 30, 2023

Fair value of commodity forward contracts:
Assets
Purchase contracts	69,530	53,695
Sale contracts	24,356	61,166

Current	73,264	114,861
Non-current	20,622	—

Liabilities
Purchase contracts	(92,497)	(206,881)
Sale contracts	(29,208)	(186)

Current	(121,295)	(207,067)
Non-current	(410)	—
The changes in fair value recognized in the statements of profit or loss are in note 27.

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
The main assumptions used in the fair value calculation are as follows:

	Outstanding Volume (tons)	Average of contract prices R$/Bag	Average Market Prices (Corn R$/bag (ii); Soybean US$/bu(i))	Soybean market premium (US$/bu)	Freight (R$/ton)
Purchase Contracts
Soybean
As of June 30, 2023	449,847	127,95	13,16	(0,30)	293,65
As of December 31, 2023	679,732	121,13	12,96	(0,58)	265,82
Corn
As of June 30, 2023	303,432	65,25	56,04	N/A	282,23
As of December 31, 2023	135,505	46,70	72,08	N/A	269,56

Selling Contracts
Soybean
As of June 30, 2023	145,915	145,71	13,16	0,01	-
As of December 31, 2023	348,108	135,31	13,07	(0,25)	286,34
Corn
As of June 30, 2023	298,293	41,42	47,33	N/A	284,59
As of December 31, 2023	62,914	41,25	72,06	N/A	287,29
(i)Market price published by Chicago Board of Trade which is a futures and options exchange in United States.
(ii)Market price published by B3 – Brasil, Bolsa, Balcão which is a futures, options and stock exchange in Brazil.

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
11.Right-of-use assets and lease liabilities
(a)Right-of-use assets

	Vehicles	Buildings	Machinery and equipment	Total

Cost	120,052	141,915	73,236	335,203
Accumulated depreciation	(54,560)	(77,732)	(29,232)	(161,524)

Balance at June 30, 2023	65,492	64,183	44,004	173,679

Cost	146,578	151,476	79,528	377,582
Accumulated depreciation	(58,489)	(94,133)	(32,541)	(185,163)

Balance at December 31, 2023	88,089	57,343	46,987	192,419
Right-of-use assets amortization expense for the six-month period ended December 31, 2023 was R$39,248 (R$24,170 for the six-month period ended December 31, 2022)
(b)Lease liabilities

	December, 31 2023	June, 30 2023

Vehicles	86,526	68,420
Buildings	87,441	85,839
Machinery and equipment	30,776	30,160

Total	204,743	184,419

Current	91,885	85,865
Non-current	112,858	98,554
Total interest on lease liabilities for the six-month period ended December 31, 2023 was R$8,695 (R$8,327 for the six-month period ended December 31, 2022).

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
12.Property, plant and equipment
(a)Property, plant and equipment balance is as follows:

	Vehicles	Lands, buildings and improvements	Machines, equipment and facilities	Furniture and fixtures	Computer equipment	Total

Cost	40,851	142,561	75,134	15,610	10,015	284,171
Accumulated depreciation	(31,349)	(14,698)	(26,817)	(7,198)	(7,521)	(87,583)

Balance at June 30, 2023	9,502	127,863	48,317	8,412	2,494	196,588

Cost	44,259	164,292	77,776	16,573	10,994	313,894
Accumulated depreciation	(34,976)	(19,272)	(28,358)	(8,091)	(8,742)	(99,439)

Balance at December 31, 2023	9,283	145,020	49,418	8,482	2,252	214,455
Depreciation expense of property, plant and equipment for the six-month period ended December 31, 2023 was R$9,708 (R$8,240 for the six-month period ended December 31, 2022).
There were no indications of impairment of property and equipment as of and for the six-month period ended December 31, 2023.

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
13.Intangible assets
(a)Intangible assets balance is as follows:

	Goodwill	Customer relationship	Purchase contracts and brands	Software and other	Total
Cost:
At June 30, 2022	451,974	301,477	21,846	56,373	831,670

Additions	-	-	-	5,025	5,025
Business combinations (i)	98,890	50,600	1,207	—	150,698
Other (ii)	(3,201)	—	—	—	(3,201)
Translation adjustment	(998)	(666)	(48)	(10)	(1,722)
At June 30, 2023	546,665	351,412	23,005	61,388	982,470

Additions	-	-	-	16,359	16,359
Business combinations (i)	105,491	58,986	-	35	164,512
Other (iii)	34,388	(9,957)	-	-	24,431
Translation adjustment	1,720	243	622	-	2,585
At December 31, 2023	688,264	400,684	23,627	77,782	1,190,357

Amortization:
At June 30, 2022	-	89,502	6,929	10,918	107,349

Amortization for the period	-	50,263	8,983	8,682	67,928
At June 30, 2023	-	139,765	15,912	19,600	175,277

Amortization for the period	-	24,572	4,217	6,522	35,311
At December 31, 2023	-	164,337	20,129	26,122	210,588

At June 30, 2023	546,665	211,646	7,093	41,788	807,192

At December 31, 2023	688,264	236,347	3,498	51,660	979,769
(i) Balances arising from business combinations (Note 18).

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
(ii) Balance arising from the adjustment in the purchase price from acquisition of Agrozap, which occurred in the year ended June 30, 2022, The consideration for the acquisition was subject to post-closing price adjustment, based on the working capital variations of the purchased company.
(iii) Balance arising from the adjustment in the purchase price from acquisition of Casa Trevo Participações and Sollo Sul, which occurred in the year ended June 30, 2023. The consideration for the acquisition was subject to post-closing price adjustment, based on the working capital variations of the purchased company.
Impairment of intangible assets
For the six-month period ended December 31, 2023, there were no indications that the Group’s intangible assets might be impaired.

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
14.Trade payables
(a)Trade payables

	December 31, 2023	June 30, 2023

Trade payables – Brazil	4,366,016	2,268,420
Trade payables – Colombia	334,765	309,828

Total	4,700,781	2,578,248

Current	4,699,892	2,575,701
Non-current	889	2,547
The average effective interest rate used to discount trade payables for the three and six-month period ended December 31, 2023 was 1.58% per month (1.58% as of June 30, 2023).
(b)Guarantees
The Group acquires guarantees with financial institutions in connection with installment purchases of agricultural inputs from certain suppliers. These guarantees are represented by short-term bank guarantees and endorsement to the supplier of CPRs obtained from customers in the sale process. The amount of these guarantees as of December 31, 2023 wasR$1,192,756 (R$920,870 as of June 30, 2023).
(c)Trades payable — Supplier finance
During the year ended June 30, 2023, the Group signed agreements with financial institutions to negotiate with suppliers to extend the payment terms and discounting of trade receivable from its suppliers, with interest rates ranging from 1 and 1.5 per month. When trade payable is included in this transaction, such amount is transferred from “Trade Payables” to “Trades payable — Supplier finance”. The Group did not sign supplier finance agreements for the period ended December 31, 2023.
During the six-month period ended on December 31, 2023 the Group fully settled the supplier finance operation.

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
15.Borrowings

	December 31, 2023	June 30, 2023

Borrowing in Colombia	91,537	71,562
Borrowings in Brazil	1,554,964	893,913

Total borrowings	1,646,501	965,475
The Group’s borrowings are contracted for the purpose of strengthening the working capital and have repayment terms scheduled in conjunction with the operating cycles of each harvest.
(a)Debt composition

	Average interest rate December 31,2023 (i)	December 31, 2023	Average interest rate June 30, 2023 (i)	June 30, 2023
Debt contracts in Brazil in:
R$, indexed to CDI (ii)	14.46%	955,444	16.62%	725,563
R$, with fixed interest	17.23%	56,969	8.76%	8,590
U.S. Dollars, with fixed interest	7.49%	542,550	4.03%	159,760
Debt contracts in Colombia in:
COP, indexed to IBR (iii)	16.73%	82,325	15.43%	69,862
COP, with fixed interest	16.60%	9,213	15.72%	1,700

Total		1,646,501		965,475

Current		1,613,955		922,636
Non-current		32,546		42,839
(i)In order to determine the average interest rate for debt contracts with floating rates, the Group used the rates prevailing during the years.
(ii)Brazilian reais denominated debt that bears interest at the CDI Rate (see Note 7 for a definition of those indexes), plus spread.
(iii)Colombian peso-denominated debt that bears interest at the IBR rate (see Note 7 for a definition of those indexes), plus spread.

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
(b)Movement in borrowings

At June 30, 2022	710,552

Proceeds from borrowings	1,105,864
Repayment of principal amount	(199,715)
Accrued interest	155,645
Exchange rate translation	25,756
Interest payment	(64,546)

At December 31, 2022	1,733,556

At June 30, 2023	965,475

Proceeds from borrowings	1,702,374
Repayment of principal amount	(1,084,144)
Accrued interest	125,497
Borrowings from acquired companies	61,763
Foreign exchange differences	(10,630)
Exchange rate translation	(1,018)
Interest payment	(112,816)

At December 31, 2023	1,646,501
(c)Schedule of maturity of noncurrent portion of borrowings
The installments are distributed by maturity year:

	December 31, 2023	June 30, 2023

2024		726
2025	2,543	15,452
2026	1,569	1,376
2027	19,447	25,285
2028	8,987	-

Total	32,546	42,839

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
(d)Covenants
The Group has no financial covenants as of December 31, 2023.

16.Agribusiness Receivables Certificates

(a)Composition

	Maturity	Average interest rate 2023 (i)	December 31, 2023

Serie I	December 22, 2027	CDI + 3,00%	68,088
Serie II	December 22, 2027	14.20%	335,065

Total			403,153

Current			—
Non-current			403,153

(b) Movement in Agribusiness Receivables Certificates

At June 30, 2023	—

Proceeds from borrowings	420,000
Transaction cost	(17,741)
Accrued interest	894

At December 31, 2023	403,153

(c) Covenants

This debt includes covenants related to level of indebtedness of the subsidiary Lavoro Agro Holding S.A (This entity encompasses our Brazil Cluster operations) requiring to meet a net debt to EBITDA ratio of not more than 2.5 x to be calculated as of June 30 of each year.

17.Payables for the acquisition of subsidiaries
The purchase agreements for acquisition of subsidiaries include payments to the seller in the event of successful collection, after the acquisition date of outstanding receivables and certain tax credits subject to administrative proceedings.

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
Consideration paid during the period ended December 31, 2023, net of cash acquired, was R$187,273 which includes installment payments for acquisitions completed in previous years in the amount of R$97,236 (R$162,317 on June 30, 2023, which includes payments for acquisitions made in previous years in the amount of R$106,764). All these payments are included in the “Acquisition of subsidiary, net of cash acquired” in the cash flows.

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
18.Acquisition of subsidiaries
(a)Acquisition in the six-month period ended December 31, 2023.
The fair value of the identifiable assets and liabilities, consideration transferred and goodwill as of the date of each acquisition was:

Fair value as of the acquisition date
	Referência Agroinsumos (c)	CORAM (d)

Assets
Cash equivalents	8,135	15,352
Trade receivables	31,464	61,791
Inventories	43,680	54,034
Other assets	11,473	14,038
Property, plant and equipment	1,556	1,804
Intangible assets	30,494	14,777

	126,802	161,796

Liabilities
Trade payables	56,137	79,298
Borrowings	32,429	29,334
Advances from customers	40,757	1,263
Other liabilities	4,168	10,349

	133,491	120,244

Total identifiable net assets at fair value	(6,689)	41,552
Non-controlling interests	2,007	—
Goodwill arising on acquisition	106,794	8,321
Consideration transferred	102,112	49,873

Cash paid	67,112	20,000
Payable in installments	35,000	29,873

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
(b)Fair value of assets acquired.
The Group estimated the fair value of significant assets acquired using the following valuation methods:

Item	December 31, 2023	Nature	Valuation method
Customer relationship	45,236	A loyal relationship between the acquirees and its customers, which translates into recurring purchases of products and services	Multi Period Excess Earnings Method (MPEEM)
Inventories	—	Inventories	Selling price less all expenses related to the distribution of that good
Purchase Contracts	—	Favorable purchase contract with suppliers	Multi Period Excess Earnings Method (MPEEM)
Brand	—	Private label products (Produtiva, Union and Cenagral)	Relief from Royalty method

Total	45,236
There were no differences between accounting basis and tax basis on fair value adjustments, and therefore no deferred taxes were recorded.

(c)    Acquisition of Referência Agroinsumos
On February 28, 2023, the Group signed an agreement for the acquisition of Referência Agroinsumos Ltda, (“Referência Agroinsumos”), establishing the terms and other conditions for its acquisition.
The acquisition was completed on July 31, 2023. The Group currently indirectly owns 65.15% Referência Agroinsumos through Distribuidora Pitangueiras de Produtos Agropecuários S.A. wich directly owns a 70% interest at Referência Agroinsumos.
(d)    Acquisition of CORAM
On July 24, 2023, the Group signed an agreement for the acquisition of CORAM - Comércio e Representações Agrícolas Ltda., (“CORAM”), establishing the terms and other conditions for its acquisition.
The acquisition was completed on November 30, 2023. The Group currently indirectly owns 62.15% CORAM through Qualiciclo Agrícola S.A. wich directly owns a 100% interest at CORAM.

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

(e)    Pro forma information (unaudited)
The following tables discloses the Group’s revenues and profit or loss for the period assuming all of the acquisitions completed during the year were completed at the beginning of such year:

	December 31, 2023	December 31, 2022

Revenues	270,084	5,830,176
Profit (loss) for the period	(14,254)	291,984
(f)    Revenues and results from new subsidiaries
The revenues and profit or loss of the acquisitions from the acquisition date through the end of the fiscal year in which the acquisition was completed and included in the consolidated statement of profit or loss are as follows:
Acquisitions in the period ended December 31, 2023:

	Revenues	Profit (loss)	Period from
Referência Agroinsumos	178,173	23,923	July 2023
CORAM	21,809	1,544	November, 2023

Total	199,982	25,467
Acquisitions in the period ended December 31, 2022:

	Revenues	Profit (loss)	Period from
Provecampo	18,097	2,684	August, 2022
Floema	108,634	8,981	August, 2022
Casa Trevo	87,024	8,574	September, 2022
Sollo Sul	14,556	(5,908)	December, 2022
Dissul	1,007	(623)	December, 2022

Total	229,318	13,708

(g)    Signed agreement for future acquisitions

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
The Group signed an agreement on August 25, 2022, for the acquisition of an 82% interest in NS Agro S.A. (“NS Agro”), establishing the terms and other conditions for its acquisition. The precedent conditions for this transaction were not completed by August 31, 2023 and the parties subsequently canceled the agreement. As a result, the consideration which was transferred in advance for the acquisition amounted to R$14,924 was not recovered and was therefore transferred for other operating income for the three months period ended September 30, 2023.
19. Accounting considerations related to the SPAC Transaction
On February 28, 2023, Lavoro and TPB Acquisition Corp, consummated a capital reorganization transaction (as described in note 1.b to the Group’s annual consolidated financial statements as of June 30, 2023) . Warrants and forward purchase agreements were assumed in the SPAC Transaction (See Note 22 to the Group’s annual consolidated financial statements as of June 30, 2023).
Warrants
TPB Acquisition Corp, issued 10,083,606 public and private warrants to certain of its shareholders and its maturity is February 28, 2028. Such public and private warrants were assumed by Lavoro as a result of the SPAC Transaction. The outstanding warrants as of December 31, 2023, is 10,083,592 and aggregate fair value of the private and public warrants is 22,944, and the warrants are reported in the consolidated statement of financial position as warrant liabilities under non-current liabilities. For the six-month period ended December 31, 2023, the Group recognized a loss of 167 related to changes to the fair value of public warrants and private warrants. The fair value of the warrants was calculated based on the listed market price of such warrants.
Forward share purchase agreements
TPB Acquisition Corp, entered into certain Forward Share Purchase Agreements with certain shareholders of TPB Acquisition Corp., in which TPB Acquisition Corp. agreed to purchase, in the aggregate, up to 2,830,750 of TPB Acquisition Corp,’s Class A Ordinary Shares held by those equity holders, either after 24 months after closing of the SPAC Transaction or after meeting certain criteria as defined in the Forward Share Purchase Agreements. Such Forward Share Purchase Agreements were assumed by Lavoro, whereby Lavoro agreed to purchase the same number of Lavoro’s ordinary shares under the same conditions as defined in those Forward Share Purchase Agreements. Lavoro placed a designated balance of funds into an escrow account at the closing of the SPAC Transaction for the purpose acquiring such shares.
Lavoro’s Ordinary Shares subject to the Forward Share Purchase Agreement are considered financial liabilities and are recorded in the consolidated statement of financial position as Liability for FPA Shares in non-current liabilities at the amounts

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
deposited in the escrow account. The designated balance of funds in the escrow account is reported in the consolidated statement of financial position as restricted cash. The amount of Liability for FPA Shares and the restricted cash was R$144,306 as of December 31, 2023.
20. Income taxes
(a)Reconciliation of income taxes expense

	December 31, 2023	December 31, 2022
Profit (loss) before income taxes	(189,981)	222,918
Statutory rate (i)	34%	34%

Income taxes at statutory rate	64,594	(75,792)

Unrecognized deferred tax asset (ii)	(4,145)	(43,598)
Difference from income taxes calculation based on taxable profit computed as a percentage of gross revenue	(24)	11,356
Deferred income taxes over goodwill tax recoverable	(3,916)	—
Tax benefit (iii)	68,861	146,171
Other	2,795	2,835

Income tax expense	128,165	40,971
Income tax and social contribution effective rate	-67%	18%

Current income taxes	31,949	(14,303)
Deferred income taxes	96,216	55,274
(i)The effective tax rate reconciliation considers the statutory income taxes rates in Brazil, due to the significance of the Brazilian operation when compared to Colombia, The difference to reconcile the effective rate to the Colombian statutory rate (35%) is included in others.
(ii)The Group did not recognize deferred tax assets on accumulated tax losses from certain subsidiaries in a total amount of unrecognized credits on tax losses of 202,388 (R$140,738 for December 31, 2022). The Group assessed that is unlikely that these subsidiaries will generate future taxable income in the foreseeable future.
(iii)This amount reflects the tax benefit from the deduction of the ICMS tax benefits in the calculation of the income tax (See Note 9).

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
(b)Deferred income taxes balances

	December 31, 2023	June 30, 2023

Deferred assets and liabilities:
Amortization of fair value adjustment	71,541	66,065
Tax losses	194,187	123,072
Allowance for expected credit losses	58,543	49,026
Adjustment to present value	3,518	14,222
Provision for management bonuses	11,694	22,182
Allowance for inventory losses	5,263	3,841
Financial effect on derivatives	8,411	(1,468)
Fair value of commodity forward contracts	9,250	31,343
Unrealized exchange gains or losses	(10,224)	(7,618)
Unrealized profit in Inventories	22,281	(11,121)
Amortized right-of-use assets	4,347	6,273
Deferred tax on goodwill	(3,290)	(2,067)
Other provisions	37,425	22,981

Deferred income tax assets, net	431,135	329,082
Deferred income tax liabilities, net	(18,189)	(12,351)

Deferred income tax assets, net	412,946	316,731

Deferred income tax and social contribution

At June 30, 2022	193,495

Recognized in the statement of profit or loss	128,362
Deferred tax from acquired companies	(5,126)

At June 30, 2023	316,731

Recognized in the statement of profit or loss	96,215

At December 31, 2023	412,946

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
The aging analysis of net deferred income tax is as follow:

	December 31, 2023	June 30, 2023
Up to 1 year	218,759	185,123
Over 1 year	194,187	131,608

Total	412,946	316,731

21. Provisions for contingencies
Probable losses
The balance of probable losses from civil, tax, labor and environmental contingencies recognized by the Group was R$12,938 and R$8,845 respectively as of December 31, 2023 and June 30, 2023.
Possible losses
The Group is a party to various proceedings involving tax, environmental, labor and other matters that were assessed by management, under advice of legal counsel, as possibly leading to losses. Possible losses from contingencies amounted to R$99,470 and R$77,724 as of December 31, 2023 and June 30, 2023, respectively.
22. Advances from customers
Advances from customers arise from the “Cash sale” modality, in which rural producers advance payments to the Group at the beginning of a harvest, before the billing of agricultural inputs. These advances are settled in the short term.
(a)Movement in the period

	December 31, 2023	June 30, 2023

Opening balance	488,578	320,560

Revenue recognized that was included in the contract liability balance at the beginning of the period	(431,304)	(320,560)
Increase in advances	359,746	427,463
Advances from acquired companies	42,020	61,115

Ending balance	459,040	488,578

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
23. Related parties
Related parties of the Group that have receivable, payable or other balances are either (i) Non-controlling shareholders, (ii) Patria Investments Limited, which manages the funds that control the Group, or (iii) Key management personnel.
(a)Breakdown of assets and liabilities:

	December 31, 2023	June 30, 2023

Assets
Trade receivables (i)	25,383	24,487

Total assets	25,383	24,487

Liabilities
Trade payables (i)	1,554	1,675
Advances from customers (i)	432	—
Payables for the acquisition of subsidiaries (ii)	99,109	100,287

Total liabilities	101,095	101,962
(i)Refer to commercial transactions in the ordinary course of business with non-controlling shareholders of subsidiaries, Such transactions are carried at the same commercial terms as non-related parties customers.
(ii)Payments in installments to the non-controlling shareholders related to certain business combinations as described in Note 18.
(b)Statement of profit or loss

	December 31, 2023	December 31, 2022

Revenue from sales of products (i)	14,356	14,348
Monitoring expenses (ii)	(7,520)	(6,242)
Interest on payables for the acquisition of subsidiaries	(1,674)	(492)
Other expenses	(1,476)	(145)

Total	3,686	7,469
(i)Refer to commercial transactions in the ordinary course of business with non-controlling shareholders of subsidiaries, Such transactions are carried at the same commercial terms as non-related party customers.
(ii)Expenses paid to the Parent in relation to management support services rendered by the investee Gestão e Transformação S.A. in connection with acquisition transactions.

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
(c)Key management personnel compensation

	December 31, 2023	December 31, 2022

Wages	8,492	6,337
Direct and indirect benefits	722	262
Variable compensation (bonuses)	6,478	11,525
Short-term benefits	15,692	18,124

Share-based payment benefits	10,694	6,177

Total	26,386	24,301
Key management personnel compensation includes payments to Group board of directors and the executive officers.
24. Equity
The following table illustrates the outstanding amount of issued shares as of December 31, 2023. There were no changes in relation to June 30, 2023:

Ordinary authorized and issued shares	Number of shares	Share Capital (In thousands of Brazilian reais )
Shares issued to the shareholders of Lavoro Agro Limited	98,726,401	514
Shares issued to the shareholders of TPB Acquisition Corp	14,875,879	77
As of December 31, 2023	113,602,280	591

Ordinary Shares
Lavoro ordinary shares have a par value of US$0.001 and are entitled to one vote per share.
Other capital reserves
Other capital reserves is comprised of a reserve set-up by the Group share-based payment (an equity-settled share-based compensation plan).

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
Share based payment
Share Options
On August 17, 2022, the Group approved the Lavoro Agro Holding S.A. Long-Term Incentive Policy (the “Lavoro Share Plan”). Under the Lavoro Share Plan, individuals selected by the Lavoro board of directors (“Selected Employees”) are eligible to receive incentive compensation consisting of cash, assets or share options issued by Lavoro Agro Limited, in an amount linked to the appreciation in the Lavoro Agro Limited share price at the time of the liquidity event, upon the satisfaction of certain conditions, as described below.
As of December 31, 2023, Lavoro has granted 42,093,732 share options as incentive compensation to Selected Employees, Share options granted under the Lavoro Share Plan will vest in the event the following market conditions are met (the “Market Conditions”):
(i)the occurrence of a liquidity event satisfying a minimum internal rate of return specified in the Lavoro Share Plan; and
(ii)the price per share obtained under such liquidity event must be greater than or equal to one of the following amounts:
(a)a pre-established reference price multiplied by three; or
(b)an amount calculated in accordance with a pre-established formula, in each case specified under the Lavoro Share Plan.
Moreover, upon the satisfaction of the Market Conditions, such share options will vest according to the following schedule (the “Service Conditions”):
(i)one-third of the options vest on the third anniversary of the grant date;
(ii)one-third of the options vest on the fourth anniversary of the grant date; and
(iii)one-third of the options vest on the fifth anniversary of the grant date.
The Lavoro Share Plan has a term of five years: if the Market Conditions have not been satisfied within this year, all options granted under the Lavoro Share Plan will be extinguished, with no further payment or incentive obligation remaining due by Lavoro. The consummation of the SPAC Transaction (See Note 1 to the Group’s annual consolidated financial statements as of June 30, 2023)) did not satisfy the Market Conditions.
As of February 28, 2023, the shareholders of Lavoro approved the Lavoro Share Plan. As a result, Lavoro reserved for issuance the number of ordinary shares equal to the number of Lavoro Share Plan Shares under the Lavoro Share Plan, as adjusted in accordance with the Business Combination Agreement, in an amount of 1,663,405 ordinary shares.
The exercise price of the share-based payment is equal to the options price agreed with the employee in the contracts, representing the amount of R$1 monetarily adjusted until the date on which the liquidity event occurs.

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
The fair value of share options granted is estimated at the date of grant considering the terms and conditions using the Black-Scholes model, taking into account the terms and conditions on which the share options were granted. The model also takes into account historical and expected dividends, and the share price volatility of Lavoro.
The expense recognized for employee services received during the period and the number of options granted is shown in the following tables:

Other capital reserves

At June 30, 2022	-

Share-based payments expense during the year	14,533

At June 30, 2023	14,533

Share-based payments expense during the period	476

At December 31, 2023	15,009

Options granted

At June 30, 2022	-

Granted options	49,518,732
Canceled	(3,800,000)

At June 30, 2023	45,718,732

Canceled	(3,625,000)

At December 31, 2023	42,093,732
The weighted average fair value of the options granted was R$0.44 per option. The significant data included in the model were: weighted average share price of R$2.88 on the grant date, exercise price presented above, volatility of 33.88%, no dividend yield, an expected option life of 3.37 years and a risk-free annual interest rate of 12.45%.
Lavoro Limited Restricted Stock Unit Plan (“RSU Plan”)

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
On May 26, 2023 the Board of Directors approved a long-term incentive plan (the “Restricted Stock Unit Plan” or the “RSU Plan”) in which beneficiaries will be granted equity awards pursuant to the terms and conditions of the RSU Plan and any applicable award agreement. Each RSU, once all the conditions under the plan are met, shall entitle the participant to receive one share issued by Lavoro Limited at no cost.
The total number of shares that may be delivered to the participants within the scope of the plan shall not exceed five percent of shares representing the Group’s total share capital.

On August 16, 2023 and September 28, 2023, (the grant date) the board of directors of Lavoro (the “Board”) approved the RSU Plan, which provides for the grant of restricted stock units to participants identified by the Board.
The RSUs will vest according to the following schedule, except if otherwise established by the Board of Directors:
(i) one-third of the options vest on the third anniversary of the vesting date;
(ii) one-third of the options vest on the fourth anniversary of the vesting date; and
(iii) one-third of the options vest on the fifth anniversary of the vesting date.

In the event of termination/dismissal of the participant, all unvested RSUs shall be automatically extinguished with not compensation rights. participant, all RSUs whose vesting period has not elapsed on the date of such termination/dismissal shall be automatically extinguished without being entitled any right to compensation.

The fair value of shares granted was measured at the market price of Lavoro’s share at the grant date.

As of December, 2023, the number of RSU granted is shown in the following tables:

RSUs granted

At June 30, 2023	-

Granted options	1,597,076
Canceled	(38,538)

At December 31, 2023	1,558,538

The weighted average fair value of the shares granted was R$27.14 per share.

The expense for employee services received during the period was R$10,217.

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
Earnings per share
Earnings (loss) per share is calculated by dividing the profit (loss) for the period attributable to net investment of the parent/equity holders of the parent by the weighted average number of common shares available during the fiscal year. Diluted earnings (loss) per share is calculated by adjusting the weighted average number of common shares, presuming the conversion of all the potential diluted common shares.
The number of ordinary shares issued by Lavoro, as a result of the corporate reorganization is reflected retroactively, for purposes of calculating earnings per share in the period ended December 31, 2022.
The table below show data used in calculating basic and diluted earnings (loss) per share attributable to the net investment of the parent/equity holders of the parent:

	Three-month period ended December 31,		Six-month period ended December 31,
	2023	2022	2023	2022

Weighted average ordinary shares of Lavoro	113,602	113,602	113,602	113,602
Effects of dilution from:
Share-based payment (i)	2,137	2,421	2,192	1,632
Restricted stock unit plan (ii)	1,584	-	1,294	-
Number of ordinary shares adjusted for the effect of dilution	117,323	116,023	117,088	115,234

Profit (loss) for the period attributable to net investment of the parent/equity holders of the parent	(15,011)	149,695	(81,548)	209,310

Basic earnings (loss) per share	(0.13)	1.32	(0.72)	1.84
Diluted earnings (loss) per share	(0.13)	1.29	(0.72)	1.82
(i)Based on the numbers of shares reserved by Lavoro Limited to the Lavoro Share Plan, as explained above
(ii)Based on the numbers of shares reserved by Lavoro Limited to the Lavoro RSU Plan, as explained above.
The Group reported a loss for the three and six-month period ended December 31, 2023, accordingly the ordinary shares related to the share-based payment and RSU Plan have a non-dilutive effect and therefore were not considered in the total number of shares outstanding to determine the diluted earnings (loss) per share.
All public and private warrants are out of the money as of December 31, 2023; therefore, the approximately 6,012,085 and 4,071,507 public and private warrants, respectively, were not included in the calculation of the diluted earnings (loss) per

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
share. Similarly, the 3,060,662 Founder Shares, that were detailed in Note 22 to the Group’s annual consolidated financial statements as of June 30, 2023, were not considered in the calculation of the diluted earnings (loss) per share due to the Group’s market share price.
25. Revenue from contracts with customers
Below is revenue from contracts with customers disaggregated by product line and geographic location:

	Three-month period ended December 31,		Six-month period ended December 31,
	2023	2022	2023	2022

Inputs Retails sales
Brazil	2,474,901	2,691,567	4,154,752	4,417,580
Colombia	241,919	229,154	507,527	534,383

Private Label products
Crop Care	279,796	206,082	446,352	327,603

Grains (i)
Brazil	34,864	22,311	230,251	111,376
Colombia	4,328	4,157	34,944	31,681

Services
Colombia	30,094	66,940	58,032	83,552

Total Revenues	3,065,902	3,220,211	5,431,858	5,506,175

Summarized by region
Brazil	2,789,561	2,919,960	4,831,355	4,856,559
Colombia	276,341	300,251	600,503	649,616
(i)As explained in Note 10, the Group receives grains from certain customers in exchange to the product sold. The fair value of such non-cash consideration received from the customer is included in the transaction price and measured when the Group obtains control of the grains. The Group estimates the fair value of the non-cash consideration by reference to its market price.

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
26. Costs and expenses by nature
The breakdown of costs and expenses by nature is as follows:

	Three-month period ended December 31,		Six-month period ended December 31,
	2023	2022	2023	2022

Cost of inventory (i)	2,503,618	2,550,455	4,546,898	4,345,018
Personnel expenses	151,086	151,569	274,533	298,485
Maintenance of the units	10,559	8,013	22,505	15,456
Consulting, legal and other services	29,881	28,484	60,334	52,315
Freight on sales	47,755	11,573	74,576	27,566
Commissions	31,316	9,302	53,435	27,931
Storage	4,456	737	10,779	3,017
Travel	8,837	9,006	17,393	16,818
Depreciation	5,193	4,662	9,708	8,240
Amortization of intangibles	16,935	12,840	35,311	35,677
Amortization of right-of-use assets	19,807	7,557	39,248	24,170
Taxes and fees	12,132	5,852	21,688	14,626
Short term rentals	5,701	10,033	8,726	14,309
Business events	1,999	1,060	5,887	4,930
Marketing and advertising	4,898	4,802	9,165	7,138
Insurance	3,120	2,490	6,763	4,374
Utilities	3,625	8,766	6,749	11,209
Allowance for expected credit losses	49,716	5,777	76,212	17,838
Losses and damage of inventories	3,438	1,894	5,003	6,103
Fuels and lubricants	8,800	7,601	15,753	13,857
Other administrative expenditures	12,568	29,636	27,683	50,213

Total	2,935,440	2,872,109	5,328,349	4,999,290

Classified as:
Cost of goods sold	2,555,320	2,569,096	4,627,991	4,380,852
Sales, general and administrative expenses	380,120	303,013	700,358	618,438
(i)Includes fair value on inventory sold from acquired companies, in the six-month of R$729 and R$13,557 respectively for the periods ended December 31, 2023 and 2022.

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
27. Finance income (costs)

	Three-month period ended December 31,		Six-month period ended December 31,
	2023	2022	2023	2022

Finance income
Interest from cash equivalents	4,641	3,181	11,447	4,631
Interest arising from revenue contracts	95,623	74,321	161,270	139,450
Interest from tax benefit (see note 20)	7,270	2,983	17,735	10,390
Other	3,865	(9,421)	6,846	5,412

Total	111,399	71,064	197,298	159,883

Finance costs
Interest on borrowings	(64,021)	(91,502)	(126,391)	(127,805)
Interest on acquisitions of subsidiary	(4,036)	(3,508)	(7,672)	(2,906)
Interest on FIAGRO	(6,077)	(11,309)	(15,957)	(24,934)
Interest on leases	(4,438)	(4,388)	(8,695)	(8,327)
Interest on trade payables	(181,097)	(130,265)	(323,457)	(279,176)
Gain on changes in fair value of warrants	1,253	—	(167)	—
Other	(19,832)	13,024	(31,896)	(12,220)

Total	(278,248)	(227,948)	(514,235)	(455,368)

Other Finance Income (Cost)
Loss on fair value of commodity forward contracts	(19,498)	(8,095)	(19,782)	(4,974)
Loss on changes in fair value of derivative instruments	(33,228)	(7,063)	(6,947)	(7,513)
Foreign exchange differences on cash equivalents	(1,089)	-	8,246	-
Foreign exchange differences on trade receivables and trade payables, net	16,614	4,185	11,168	(7,705)
Foreign exchange differences on borrowings	19,353	—	10,603	—

Total	(17,848)	(10,973)	3,288	(20,192)

Finance costs, net	(184,697)	(167,857)	(313,649)	(315,677)

Notes to the interim condensed consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)
28. Non-cash transactions

The Group engages in non-cash transactions which are not reflected in the statement of cash flows.
The Group had non-cash transactions related to the acquisition of subsidiaries through the issuance of shares and accounts payable as described in Note 18.
Additionally, the Group reported non-cash additions to right-of-use assets and lease liabilities of R$52,873 in the six-month period ended December 31, 2023 (R$43,969 in the six-period ended December 31, 2022).
29. Subsequent events
•New financing transactions

Following December 31, 2023, and up to the date of this interim condensed consolidated financial statements, several of our Brazilian and Colombian subsidiaries have executed multiple financing agreements, with principal sum of R$96,8 million, with interest rating from CDI Rate plus 0.4% to 17.5% and maturities ranging from May 2024 to May 2027, and COP$11,500.0, with interest rate IBR Rate plus 1.50% and maturity January 2025.
•Law 14.789/2023 – Tax benefits suspension

The federal government suspended the income tax benefit arising from ICMS deduction, with effects starting in 2024. Consequently, in 2024, the Group will no longer be able to benefit from the income tax explained in Note 9.